UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                                EMEX CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   420323 20 6
                      (CUSIP Number of Class of Securities)


                                Dorothy D. Eweson
                           c/o Keswick Management Inc.
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                              Attn. James J. Ruddy
                                 (212) 315-8300

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                               Marc Rossell, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                 April 12, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 5 pages

CUSIP No.  420323  20  6

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1         Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only) Dorothy D. Eweson

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2         Check the Appropriate Box if a Member of a Group

                 (a)     [ ]

                 (b)     [x]

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3         SEC Use Only

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4         Source of Funds (See Instructions)          OO, PF

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5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e).  [  ]

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6         Citizenship or Place of Organization    United States

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        NUMBER OF                 7    Sole Voting Power
         SHARES                        24,214,204
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    Shared Voting Power
      EACH REPORTING                   -0-
       PERSON WITH               -----------------------------------------------
                                  9    Sole Dispositive Power
                                       -0-
                                 -----------------------------------------------
                                  10   Shared Dispositive Power
                                       24,214,204

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11        Aggregate Amount Beneficially Owned by Each Reporting Person
          24,214,204 shares of Common Stock

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12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) [  ]

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13        Percent of Class Represented by Amount in Row (11)   94%

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14        Type of Reporting Person (See Instructions)          IN

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                                                               Page 3 of 5 pages


         This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D (the "Schedule 13D") filed by the Reporting Person with the Securities and Exchange Commission on December 10, 2001, as amended on January 11, 2002 and on February 4, 2002. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 5 is hereby amended and restated to read as follows:

         Consideration for the acquisition of the JPM Debt and the Collateral Agreements (each as defined in Item 6) of $22,056,833.34 came from the personal funds of the Reporting Person. The Pledged Shares (as defined in Item 6) also secure additional loans made by the Reporting Person to Equistar in the principal amount of $6.3 million, which also came from the personal funds of the Reporting Person. Additionally, see response to Item 6 below.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read as follows:

         (a) The Reporting Person beneficially owns an aggregate of 24,214,204 shares of Common Stock, which represents 94% of the outstanding Common Stock, based on the number of shares of Common Stock outstanding as reported by the Issuer on January 7, 2002 adjusted for a 2.5% stock dividend.

         (b) Under the New Pledge Agreement described in Item 6 below, the Reporting Person has the sole power to direct the vote and shared power to direct the disposition of 24,214,204 shares of Common Stock.

         (c) The Reporting Person acquired beneficial ownership of the 24,214,204 shares of Common Stock reported in this filing pursuant to the transactions described in Item 6. Other than such transactions, the Reporting Person has not effected any transactions with respect to Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following at the end thereof:

         On March 28, 2002, the Issuer paid a 2.5% stock dividend on the Common Stock, pursuant to which the Reporting Person became the beneficial owner of an additional 597,908 shares of Common Stock.

         On April 12, 2002, SAA, the sole member of which is a nominee of the Reporting Person, entered into an Amended and Restated Pledge Agreement with Universal, TTR, Equistar, The Cornerhouse Limited Partnership, The Winsome Limited Partnership and David H. Peipers (the "New Pledge Agreement") to amend and restate the Stock Pledge Agreement and Collateral Agreements. Pursuant to the New Pledge Agreement, Universal continues its pledge to SAA with respect to 11,957,102 shares of Common Stock and all stock dividends on such shares to be received on such shares during the term of the pledge thereof (the "Universal Pledged Shares") and TTR continues its pledge to SAA with respect to 12,257,102 shares of Common Stock and all stock dividends on such shares to be received on such shares during the term of the pledge thereof (the "TTR Pledged Shares" and, together with the Universal Pledged Shares, the "Pledged Shares"). The Pledged Shares secure the obligations of Equistar to SAA under the HSBC Loans, the JPM Loan and additional loans in the principal amount of $6.3 million made by the Reporting Person to Equistar and assigned to SAA (the "Underlying Debt"). If Universal or TTR have not fully satisfied their obligations with respect to the Underlying Debt at the end of the Standstill Period (each as defined below) or if Universal or TTR breach the Settlement Agreement or the New Pledge Agreement, the Reporting Person may sell the Universal Pledged Shares or the TTR Pledged Shares, as the case may be, provided that such shares have not been previously released, in a private or public sale upon giving five days notice to the respective pledgor or pledgors.

         On April 12, 2002, the Reporting Person, SAA, Universal, TTR, Equistar, the Issuer, The Cornerhouse Limited Partnership, The Winsome Limited Partnership, David H. Peipers, Vincent P. Iannazzo, and Milton E. Stanson entered into a Settlement Agreement and Release (the "Settlement Agreement") to resolve outstanding


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                                                               Page 4 of 5 pages


disputes among the parties. Pursuant to the Settlement Agreement, the Reporting Person covenants not to foreclose on the Pledged Shares for a standstill period to last until the earlier of (i) three years from the date of the Settlement Agreement, subject to the possibility of a one-year extension, or (ii) full satisfaction of the Underlying Debt attributable of Universal (the "Standstill Period"). Additionally, 300,000 shares of Common Stock are released from the prior pledge made by Universal (the "Universal Released Shares"). TTR and Universal agree to grant to SAA irrevocable proxies to exercise any and all voting rights and powers accruing to an owner of the Pledged Shares, which proxies will terminate upon the full satisfaction of the Underlying Debt. Universal and TTR agree that SAA may elect, from and after the date that is six months after the date of the Settlement Agreement, to sell from time to time, upon notice, all or any portion of the Pledged Shares so long as the price per share is not less than $4.00 per share, which price is subject to customary adjustments, with 70% of the proceeds of such permitted sale to be applied to satisfy the Underlying Debt and 30% of such proceeds to be paid to and shared equally by Universal and TTR; provided, however, that Universal shall have certain preemptive rights with respect to such permitted sales. SAA agrees that it shall, upon notice from Universal, sell all Pledged Shares attributable to Universal in a private, arms length transaction if such sale shall generate sufficient proceeds to pay in full all of Universal's obligations with respect to the Underlying Debt. Pursuant to the Settlement Agreement, SAA has the right to nominate all but one member of the Issuer's board of directors during the Standstill Period until the portion of the Underlying Debt attributable to Universal is satisfied in full, at which time SAA will no longer have the right to nominate directors. Upon completion of the Standstill Period, SAA will retain the Pledged Shares to satisfy any remaining portion the Underlying Debt and will release any Pledged Shares in excess of such number of Pledged Shares that is sufficient to satisfy such remaining portion of the Underlying Debt, based on an appraised value.

         Pursuant to the Settlement Agreement, the SAA also entered into a Registration Rights Agreement, dated as of April 12, 2002, with the Issuer, TTR and Universal (the "Registration Rights Agreement"), pursuant to which the Issuer undertakes to (a) promptly file a shelf registration statement for an offering on a continuous basis of the Pledged Shares and the Universal Released Shares (the "Registered Shares"), which registration statement is to be maintained continuously effective and is to be amended and supplemented to permit sales thereunder, subject to the Issuer's right to suspend the effectiveness of such registration statement in customary circumstances, (b) include the Registered Shares in future registration statements for an underwritten offering of Common Stock, subject to customary exceptions, and (c) bear costs and expenses related to such registrations.

         Reference to, and descriptions of, the New Pledge Agreement, the Settlement Agreement, and the Registration Rights Agreement as set forth in this
Item 6 are qualified in their entirety by reference to the copies of the listed as Exhibits 7, 8 and 9, respectively, to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

7. Settlement Agreement and Release, dated as of April 12, 2002, by and among The Cornerhouse Limited Partnership, The Winsome Limited Partnership, David H. Peipers, Vincent P. Iannazzo, Milton E. Stanson, Universal Equities Consolidated LLC, Equistar Consolidated Holdings LLC, Sixth Avenue Associates LLC, the Reporting Person, and Emex Corporation.

8. Amended and Restated Pledge Agreement, dated as of April 12, 2002, by and among Universal Equities Consolidated LLC, Thorn Tree Resources LLC, Sixth Avenue LLC, Equistar Consolidated Holdings LLC, The Cornerhouse Limited Partnership, The Winsome Limited Partnership and David H. Peipers.

9. Registration Rights Agreement dated as of April 12, 2002, by and among Emex Corporation, Sixth Avenue Associates LLC, Thorn Tree Resources LLC and Universal Equities LLC.


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                                                               Page 5 of 5 pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002.


                                                       /s/ Dorothy D. Eweson
                                                       -------------------------
                                                       Dorothy D. Eweson


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